Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

June 4, 2008

ITEM 3                      News Release

A News Release dated June 5, 2008 was issued and disseminated on June 5, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced a $1,000,000 financing and standby purchaser for rights offering to shareholders.

ITEM 5                      Full Description of Material Change

ViRexx announced that it has entered into a Standby Purchase Agreement (“Agreement”) dated May 22, 2008, effective June 4, 2008, with LM Funds Corp. (“Standby Purchaser”), with respect to the rights offering to shareholders announced on March 31, 2008.

Under the terms of the agreement the Standby Purchaser has agreed to exercise rights and/or otherwise purchase a sufficient number of ViRexx common shares under the additional subscription privilege to ensure minimum gross proceeds from the rights offering of $3,000,000 CA (“Commitment Amount”).  In the event the entire Commitment Amount is not required to achieve $3,000,000 CA, the difference between the $3,000,000 CA and the amount actually expended by the Standby Purchaser pursuant to the Rights Offering shall be used to purchase units through a private placement.  Each unit in the private placement shall consist of one common share of ViRexx and one-half of a warrant.  Each full warrant will entitle the holder, on exercise, to purchase one additional common share at a price equal to CA$0.15 for 12 months from the date of issue.  These warrants will not be listed and are non-transferable.  The price per unit will be the greater of CA$0.10 or market price less a 25% discount.

In addition, the Standby Purchaser also agreed to provide a CA$1,000,000 convertible loan to ViRexx secured by a convertible debenture (“Debenture”) granted pursuant to a General Security Agreement covering as security all ViRexx’s present and after acquired property subject to some possible third party interests in the patents.  The TSX approved the debt financing and it authorized release of the funds on June 4, 2008.  The term of the Debenture is for two years and interest accrues at 6% per annum.  The interest can be repaid in cash or converted into common shares of the Corporation at CA$0.10 per share.  The conversion price per share for the principal amount of the Debenture is CA$0.10.  Each share issued upon conversion is accompanied by a one-half warrant.  Each full warrant will entitle the holder, on exercise to purchase one additional common share at a price equal to CA$0.15 for 12 months from the date of issue of the warrant.

The rights offering and the issuance of securities under the Standby Purchase Agreements are subject to regulatory approval, including that of the Toronto Stock Exchange, the American Stock Exchange, and various Securities Commissions.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

June 12, 2008